Exhibit 99.1

CONFIDENTIAL DRAFT — NOT FOR DISTRIBUTION

Strongbridge Biopharma plc Announces Presentation of COR-003 Data at the

Endocrine Society’s 2016 Annual Conference

April 4, 2016 - Dublin, Ireland and Trevose, Pa., USA — Strongbridge Biopharma plc (Nasdaq: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced that pharmacology data for COR-003 (levoketoconazole) from preclinical experiments and a clinical study evaluating COR-003 in healthy subjects were presented at the Endocrine Society’s 2016 Annual Meeting and Expo being held in Boston, MA from April 1-4, 2016.

COR-003, Strongbridge’s lead product candidate, is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome.

“Strongbridge is proud to be a part of the rare disease community and scientific exchange taking place at the Endocrine Society’s 2016 Annual Meeting,” said Ruth Thieroff-Ekerdt, M.D., chief medical officer of Strongbridge Biopharma. “The pharmacology data presented at this meeting add to the growing body of evidence supporting the potential utility of COR-003 in Cushing’s syndrome, where there is significant unmet need in terms of diagnosis and treatment of patients with this rare endocrine disorder.”

The poster, entitled Pharmacology of COR-003 (levoketoconazole), an investigational treatment for endogenous Cushing’s syndrome, was presented on Saturday, April 2, 2016.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

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Elixir Health Public Relations

Lindsay M. Rocco

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lrocco@elixirhealthpr.com

Investor Relations

ICR Inc.

Stephanie Carrington

+1 646-277-1282

Stephanie.Carrington@icrinc.com

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